Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2. Date of Material Change

July 7, 2011

Item 3. News Release

The press release was disseminated through the services of Marketwire.

Item 4. Summary of Material Change

The Company announced that production in the second quarter of 2011 reached 1,843,830 equivalent ounces of silver, representing an 11% increase over the 1,656,165 equivalent ounces of silver produced in the second quarter of 2010.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

See Schedule “A” attached hereto.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9. Date of Report

July 7, 2011

SCHEDULE “A”
FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX – FR	July 7, 2011
NYSE - AG
Frankfurt – FMV (WKN: A0LHKJ)

Another Record Quarter of Silver Production

Highlights

  Silver production increases by 16% to a quarterly record of 1,780,379 ounces
  Silver ounces amount to 97% of total equivalent silver production of 1,843,830 ounces
  Total processed ore in the quarter increased by 6% to a record 482,075 tonnes

First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce that production in the second quarter of 2011 reached 1,843,830 equivalent ounces of silver, representing an 11% increase over the 1,656,165 equivalent ounces of silver produced in the second quarter of 2010. Production during the quarter consisted of 1,780,379 ounces of silver, making First Majestic’s second quarter production 97% pure silver, the highest in the silver mining industry.

Silver production in the second quarter of 2011 represents a 16% increase compared to the second quarter of the prior year of 1,538,798 ounces, and a 1% increase over the 1,769,208 silver ounces produced in the first quarter of 2011. In addition to the 1,780,379 ounces of pure silver, the Company produced 1,392,132 pounds of lead, representing a 7% decrease from the second quarter of the previous year, and 337 ounces of gold, representing a decrease of 38% compared to the second quarter of 2010.

Company guidance for 2011 released on January 11, 2011 stated, "Silver Production is anticipated to exceed 7.5 million ounces of silver in 2011". Results of the second quarter are within this guidance. As previously announced, the increasing production for the balance of the year will be achieved once the two-stage mill expansion project at La Parrilla begins to come on-line over the next three quarters. Firstly, the expanded flotation circuit is expected to reach 800 tpd during the third quarter compared to the current rate of 425 tpd. Secondly, the expanded cyanidation circuit is anticipated to reach 800 tpd, up from the current 425 tpd, within the first quarter of 2012.

During the second quarter of 2011 the total ore processed at the Company's three operating silver mines, the La Encantada Silver Mine, the La Parrilla Silver Mine and the San Martin Silver Mine, amounted to 482,075 tonnes milled in the quarter representing a 6% increase over the previous quarter of 456,505 tonnes and an increase of 19% over the 404,350 tonnes milled in the second quarter of 2010.

Productions Details Table:

	Quarter Ended June 30, 2011	Quarter Ended June 30, 2010	% Change +/-
Total Silver ounces produced	1,780,379	1,538,798	16%
Total Equivalent silver ounces produced	1,843,830	1,656,165	11%
Total Ore processed/tonnes milled	482,075	404,350	19%
Total Pounds of lead produced	1,392,132	1,494,532	-7%
Total Gold ounces produced	337	541	-38%

During the quarter, total underground development amounted to 8,708 metres at the Company’s three operating mines including the Del Toro Silver Mine. This compares to 7,025 metres of underground development completed in the first quarter of 2011 and 5,063 metres of underground development completed in the second quarter of 2010. Development activities continue to focus on increasing the reserves and resources and the preparation of new mining areas in advance of the expanding production levels anticipated in the future. The Company's development budget for 2011 was increased to US$21.7 million compared to the $12.3 million invested in 2010.

Diamond drilling programs companywide during the second quarter amounted to 12,446 metres over 48 holes consisting primarily of definition drilling, representing an increase of 402% compared to the 3,090 metres executed during the second quarter of 2010. A total of 18,237 metres have been drilled in the first half of 2011 over 91 holes.

Some of the achievements from the second quarter included:

At the La Encantada Silver Mine:

  The cyanidation plant, which was initially inaugurated with a rated capacity of 3,500 tpd has been able to reach an average throughput of 3,926 tpd during the second quarter of 2011, for a total of 333,710 tonnes processed in the quarter.
  Preparation of new areas within the mine continues in order to increase production of fresh ore to 1,500 tpd by the end of 2011.
  A complete upgrade of the haulage level was completed and the two production shafts including the hoists received a complete repair and upgrade.
  Diamond drilling with three drill rigs is currently focusing on upgrading Measured and Indicated Resources to Reserves and extending areas of previously defined Resources.
  During the quarter, extensive metallurgical tests were undertaken by two independent labs in the United States and the Company’s own lab at the La Encantada operation. A new process appears to improve metallurgical recoveries substantially and is currently being evaluated further to define the economic parameters of adding this additional process.

At the La Parrilla Silver Mine:

  Accelerated development continues at the four mines which make up the La Parrilla mining complex. This increased activity is preparing the mines for increased production planned in the flotation circuit for the second half of the year and in the cyanidation circuit for the first quarter of 2012. During the quarter a total of 3,579 metres of underground development were completed.
  The plant expansion program launched in December 2010 has made substantial advances. The new crushing area is nearing completion; the new ball mill for the sulphides circuit is installed; the expansion of the flotation circuit and the new thickeners and filters are all on schedule for completion during the third quarter.

  The cyanidation circuit is also advancing significantly and is on time to be completed by year end. Eight of the older leach tanks are being replaced with six much larger new tanks; a new larger power line and new substation are progressing; a new counter current washing circuit is under construction; a new Merrill Crowe facility with the latest induction furnaces are now being installed, and; a new state of the art laboratory is under construction. This expansion once completed will result in the total mill capacity reaching 1,600 tpd, from the current 850 tpd, effectively doubling the current output of the La Parrilla operation from approximately 1.8 million ounces produced in 2010 to over 3.0 million ounces of silver equivalent production for 2012.

At the San Martin Silver Mine:

  During the quarter the 3.5 kilometre road was completed to the La Esperanza area and the first 150 metres of ramp was built reaching the Esperanza vein at 100 metres in depth. Development following the vein is now underway. As at the end of the quarter, 50 metres along strike had been completed. The grade within the structure is currently averaging 350 g/t Ag with an average width of 1.40 metres over the 50 metres.
  In addition to the continuing underground drill program launched in late 2009, to drill short systematic holes into the foot wall of the Zuloaga vein, the Company now has five drill rigs operating at San Martin which has reinitiated the surface drilling program that was suspended in 2008 and had indicated evidence of economic ore in the Rosarios and La Huichola veins.

At the Del Toro Silver Mine:

  Ground breaking commenced in April for the construction of a new 1,000 tpd flotation mill. Foundation construction is expected to commence later in August.
  Municipal government approval was received for the construction of a water treatment facility for the town of Chalchihuites. This water treatment facility will be used to treat the raw sewage coming from the town as well as supply water to the mill.
  The Company received approvals for the construction of a new road from the main highway to the mine site from the local Ejido. Construction of this new three kilometre long road was also completed during the quarter allowing for heavy equipment and vehicles to by-pass the town.
  Construction of an underground drill station was completed in February where two drill rigs have been drilling since. As at quarter end, five holes were completed for a total of 2,401 metres. Drilling continues in order to upgrade previously define Measured and Indicated Resources to Reserves and also infill previous holes to test for additional Resources. Furthermore, the dip and extension of the ore bodies is being explored at depth. The drill program is extremely encouraging and showing good success.
  Development is continuing past the 7th level (176 metres from surface) where the two drill rigs are stationed and is now 1,350 metres in length or 210 metres in vertical distance from surface. This ramp will continue for another 300 metres where a second cross cut will be constructed for an additional drill station. Also, this main ramp will act as an access to the three main ore bodies which will be developed over the next twelve months during the construction of the new mill.
  A new mining claim with past production of high grade ore was purchased during the quarter from a local miner. This adjacent claim consists of four hectares and is expected to increase the potential of the Del Toro project.

At the La Luz Silver Project:

  The construction of a Thematic and Cultural Park which will include a mining museum, announced previously, is underway. The final plan for the project will be presented to the federal environmental and heritage authorities for approval in the third quarter. Meanwhile, cleaning and rehabilitation of the historic Santa Ana Hacienda and other old buildings commenced in the first quarter of 2011. In addition, cleaning of the impressive underground workings is underway to rehabilitate this historic mine for public access. This new cultural facility and mining museum will bring needed employment to the local community and will also form part of the ‘Sustainable Development Project’ which will provide permanent jobs to the local communities.

  During the quarter, the Environmental Assessment works continued with the completion of the Baseline study. By the end of the third quarter, the Environmental Impact Statement, the Risk Study, and the Change of Use of Land Studies are expected to be completed.
  A Geo-hydrology study was completed in the quarter to study the various and alternate water supply sources in the region.
  A metallurgical test is underway to define the final flow sheet diagram for a flotation plant and permitting.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic Silver Corp. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver and other metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic Silver Corp. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in First Majestic Silver Corp.'s Annual Information Form for the year ended December 31, 2010, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic Silver Corp. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. First Majestic Silver Corp. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.